EXHIBIT 99.37

CONSENT OF NICOLAS VANIER, P. ENG.
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Nicolas Vanier
By: Nicolas Vanier, P. Eng.

Dated: March 18, 2025